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                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5


                                   APPENDIX 3B

                             NEW ISSUE ANNOUNCEMENT,
               APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES
                                  AND AGREEMENT


Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.


Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000,
30/9/2001, 11/3/2002, 1/1/2003.



Name of entity
--------------------------------------------------------------------------------
JUPITERS LIMITED
--------------------------------------------------------------------------------

ABN
--------------------------------------------------------------------------------
78 010 741 045
--------------------------------------------------------------------------------


We (the entity) give ASX the following information.


PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

                                             -----------------------------------
1 +Class of +securities issued                Fully paid ordinary shares
   or to be issued
                                             -----------------------------------


                                             -----------------------------------
2 Number of +securities issued                14,750
  or to be issued (if known) or
  maximum number which may be issued
                                             -----------------------------------


                                             -----------------------------------
3 Principal terms of the +securities          Not applicable
  (eg, if options, exercise price and
  expiry date;if partly paid +securities
  the amount outstanding and due dates
  for payment; if +convertible
  securities, the conversion price
  and dates for conversion)
                                             -----------------------------------



+ See chapter 19 for defined terms.
================================================================================



                                             -----------------------------------
4 Do the +securities rank equally in          Yes
  all respects from the date of
  allotment with an existing +class
  of quoted +securities?

  If the additional securities do not
  rank equally, please state:
   - the date from which they do
   - the extent to which they
     participate for the next
     dividend, (in the case of a
     trust, distribution) or interest
     payment
   - the extent to which they do not
     rank equally, other than in
     relation to the  next dividend,
     distribution or interest payment
                                             -----------------------------------



                                             -----------------------------------
5 Issue price or consideration                 $4.54 per ordinary share
                                             -----------------------------------



                                             -----------------------------------
6 Purpose of the issue                        Exercise of 14,750 options
  (If issued as consideration for             pursuant to the terms of the
  the acquisition of assets,                  Jupiters Limited Executive Option
  clearly identify those assets)              Plan
                                             -----------------------------------



                                             -----------------------------------
7 Dates of entering +securities into          14 May 2003
  uncertificated holdings or despatch
  of certificates
                                             -----------------------------------



                                             -----------------------------------
8 Number and +class of all +securities        Number         +Class
  quoted on ASX (including the               -----------------------------------
  securities in clause 2 if applicable)       201,784,202     Fully paid
                                                              ordinary shares

                                                1,901,735     Reset preference
                                                              shares
                                             -----------------------------------



+ See chapter 19 for defined terms.
================================================================================



                                             -----------------------------------
9 Number and +class of all +securities        Number          +Class
  not quoted on ASX (including the           -----------------------------------
  securities in clause 2 if applicable)         1,570,000      Executive share
                                                               options
                                             -----------------------------------



                                             -----------------------------------
10 Dividend policy (in the case of a          The shares will participate fully
   trust, distribution policy) on the         in future dividends
   increased capital (interests)
                                             -----------------------------------



PART 2 - BONUS ISSUE OR PRO RATA ISSUE




                                             -----------------------------------
11 Is security holder approval required?
                                             -----------------------------------




                                             -----------------------------------
12 Is the issue renounceable or
   non-renounceable?
                                             -----------------------------------




                                             -----------------------------------
13 Ratio in which the +securities will
   be offered
                                             -----------------------------------




                                             -----------------------------------
14 +Class of +securities to which the
   offer relates
                                             -----------------------------------




                                             -----------------------------------
15 +Record date to determine
   entitlements
                                             -----------------------------------




                                             -----------------------------------
16 Will holdings on different registers
  (or subregisters) be aggregated for
  calculating entitlements?
                                             -----------------------------------




                                             -----------------------------------
17 Policy for deciding entitlements
   in relation to fractions
                                             -----------------------------------




                                             -----------------------------------
18 Names of countries in which the
   entity has +security holders who
   will not be sent new issue
   documents

   Note: Security holders must be
   told how their entitlements are to
   be dealt with.

   Cross reference: rule 7.7.
                                             -----------------------------------




                                             -----------------------------------
19 Closing date for receipt of
   acceptances or renunciations
                                             -----------------------------------



+ See chapter 19 for defined terms.
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                                             -----------------------------------
20 Names of any underwriters
                                             -----------------------------------



                                             -----------------------------------
21 Amount of any underwriting fee
   or commission
                                             -----------------------------------



                                             -----------------------------------
22 Names of any brokers to the issue
                                             -----------------------------------



                                             -----------------------------------
23 Fee or commission payable to the
   broker to the issue
                                             -----------------------------------



                                             -----------------------------------
24 Amount of any handling fee payable
   to brokers who lodge acceptances or
   renunciations on behalf of +security
   holders
                                             -----------------------------------



                                             -----------------------------------
25 If the issue is contingent on
   +security holders' approval,
   the date of the meeting
                                             -----------------------------------



                                             -----------------------------------
26 Date entitlement and acceptance
   form and prospectus or Product
   Disclosure Statement will be sent
   to persons entitled
                                             -----------------------------------



                                             -----------------------------------
27 If the entity has issued options,
   and the terms entitle option holders
   to participate on exercise, the date
   on which notices will be sent to option
   holders
                                             -----------------------------------



                                             -----------------------------------
28 Date rights trading will begin
   (if applicable)
                                             -----------------------------------



                                             -----------------------------------
29 Date rights trading will end
   (if applicable)
                                             -----------------------------------



                                             -----------------------------------
30 How do +security holders sell their
   entitlements in full through a broker?
                                             -----------------------------------



                                             -----------------------------------
31 How do +security holders sell part
   of their entitlements through a broker
   and accept for the balance?
                                             -----------------------------------




+ See chapter 19 for defined terms.
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                                             -----------------------------------
32 How do +security holders dispose of
   their entitlements (except by sale
   through a broker)?
                                             -----------------------------------



                                             -----------------------------------
33 +Despatch  date
                                             -----------------------------------




PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities




34 Type of securities
   (tick one)

     ___
(a) | X |  Securities described in Part 1
    |___|

     ___
(b) |   |  All other securities
    |___|     Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities




ENTITIES THAT HAVE TICKED BOX 34(A)

ADDITIONAL SECURITIES FORMING A NEW CLASS OF SECURITIES


Tick to indicate you are providing the information or documents

    ___
35 |   | If the +securities are +equity securities, the names of the 20 largest
   |___| holders of the additional +securities, and the number and percentage of additional +securities held by those holders

    ___
36 |   | If the +securities are +equity securities, a distribution schedule of
   |___| the additional +securities setting out the number of holders in the categories

                 1   -    1,000
             1,001   -    5,000
             5,001   -   10,000
            10,001   -  100,000
           100,001   and over


    ___
37 |   | A copy of any trust deed for the additional +securities
   |___|




+ See chapter 19 for defined terms.
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ENTITIES THAT HAVE TICKED BOX 34(B)

                                             -----------------------------------
38 Number of securities for which
   +quotation is sought
                                             -----------------------------------




                                             -----------------------------------
39 Class of +securities for which
   quotation is sought
                                             -----------------------------------




                                             -----------------------------------
40 Do the +securities rank equally in
   all respects from the date of allotment
   with an existing +class of quoted
   +securities?

   If the additional securities do not
   rank equally, please state:

    - the date from which they do

    - the extent to which they participate
      for the next dividend, (in the case
      of a trust, distribution) or
      interest payment

    - the extent to which they do not
      rank equally, other than in relation
      to the next dividend, distribution
      or interest payment
                                             -----------------------------------




                                             -----------------------------------
41 Reason for request for quotation now

   Example: In the case of restricted
   securities, end of restriction period

   (if issued upon conversion of another
   security, clearly identify that other
   security)
                                             -----------------------------------




                                             -----------------------------------
42 Number and +class of all +securities       Number            +Class
   quoted on ASX (including the              -----------------------------------
   securities in clause 38)
                                             -----------------------------------



+ See chapter 19 for defined terms.
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QUOTATION AGREEMENT


1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.


2    We warrant the following to ASX.

     - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     - There is no reason why those +securities should not be granted
       +quotation.

     - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

       Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

     - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

     - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.




+ See chapter 19 for defined terms.
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3    We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.


4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.







Sign here:    ____________________________         Date: 14 May 2003

              Company secretary



Print name:   Laurence M Carsley


                                 == == == == ==




+ See chapter 19 for defined terms.
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